UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On August 20, 2009, CIBT Education Group Inc. (the “Company”) publicly disclosed that it has changed its certifying accountant. The Company’s former independent registered accounting firm, Ernst & Young LLP, Chartered Accountants, resigned at the request of the Company effective July 27, 2009.

During the period of Ernst & Young LLP, Chartered Accountants’ engagement, there were no disagreements with Ernst & Young LLP, Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young LLP, Chartered Accountants would have caused it to make reference thereto in connection with this report on the financial statements for such years falling within the period of engagement.

The Company’s Board of Directors participated in and approved the decision to change independent registered public accounting firms.

Deloitte & Touche LLP, Chartered Accountants has been appointed as the Company’s new independent registered accounting firm effective for the year ended August 31, 2009.

A copy of the notice of change of accountant filed in Canada and the confirmation letters from Ernst & Young LLP, Chartered Accountants, and Deloitte & Touche LLP, Chartered Accountants are attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Notice of Change of Accountant Filed in Canada
99.2	Confirmation Letter of Resignation from Ernst & Young LLP, Chartered Accountants
99.3	Confirmation Letter from Deloitte & Touche LLP, Chartered Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: August 24, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer

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